December 22, 2016

VIA COURIER AND EDGAR

Re:	Invitation Homes Inc.

Draft Registration Statement on Form S-11

CIK No. 377-01403

Rahul K. Patel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Patel:

On behalf of Invitation Homes Inc. (“Invitation Homes”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement confidentially submitted on November 23, 2016. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated December 12, 2016, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Invitation Homes.

General

1.	We note your revised disclosure in response to comment 5. Your definition of your same store portfolio appears to exclude properties that have not been renovated and properties that were renovated but have not been leased. Please tell us how you determined it was appropriate to exclude these properties from your same store portfolio. Please also tell us how you classify these excluded properties.

Invitation Homes advises the Staff that it defines its Same Store portfolio to present the results of the portion of its total portfolio that was fully operational for the entirety of a given reporting period and its prior year comparison period. Accordingly, the definition excludes those properties that had not completed an upfront renovation and properties that had not yet started an Invitation Homes lease. Excluded properties are classified as non-Same Store properties, and together with Same Store properties, comprise its total portfolio.

Invitation Homes believes that presenting information about the portion of its portfolio that was fully operational for the entirety of a given reporting period, when taken together with the results of its total portfolio, provides investors with meaningful information about the performance of its comparable homes across periods and about trends in its organic business. Invitation Homes further advises the Staff that several peer companies present same store portfolio measures that similarly exclude the results of properties which, during a given reporting period, were in the process of or have not yet commenced an upfront renovation, or that had completed an upfront renovation but had not yet been leased or occupied for a certain period of time. Invitation Homes accordingly also believes that presenting same store results on a similar basis facilitates a comparison of its performance to that of others in the industry.

Invitation Homes has revised the disclosure on page v to reflect the foregoing.

2.	We note your response to comment 7. We also note you have underwritten more than 1,000,000 individual homes since your inception, but your portfolio will only consist of approximately 50,000 homes. Please tell us the cause for this disparity.

Invitation Homes advises the Staff that the number of homes underwritten represents the total number of acquisition opportunities that it has considered and conducted preliminary analysis of, including acquisition opportunities that were ultimately not pursued or completed. As a result of its selective and disciplined investment approach, Invitation Homes has analyzed and considered a far greater number of potential acquisitions than the number of homes it has actually acquired. Invitation Homes has revised the disclosure on page 109 to reflect the foregoing.

3.	We note your response to comment 8. Please revise your disclosure to include a brief discussion of why you believe multifamily REIT performance data provides a meaningful comparison.

In response to the Staff’s comment, Invitation Homes has revised the disclosure on page iv to include a brief discussion of why it believes Multifamily REIT performance data provides a meaningful comparison to investors.

Financial Statements

Combined and Consolidated Statements of Operations, page F-7

4.	We have considered your response to our prior comment 23. Please revise your presentation in accordance with SAB Topic 14F.

In response to the Staff’s comment, Invitation Homes has revised the presentation of its combined and consolidated statements of operations for the years ended December 31, 2015 and 2014 on page F-7 and condensed combined and consolidated statements of operations for the nine months ended September 30, 2016 and 2015 on page F-38 in accordance with SAB Topic 14F.

Supplemental Response Dated November 23, 2016

Annex A – Draft Legal Opinion

5.	We note the assumptions contained in paragraphs 5 and 6 of Exhibit A. Please confirm that you will file an appropriately unqualified opinion, removing these assumptions, by post-effective amendment no later than the closing date of the offering. Please also revise the assumption contained in paragraph 8. As drafted this assumes a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise. Refer to Staff Legal Bulletin 19 for guidance.

Invitation Homes advises the Staff that in addition to filing an Exhibit 5 opinion with a pre-effective amendment of the Registration Statement in the form previously provided as Annex A to its response letter dated November 23, 2016, it will file by post-effective amendment no later than the closing date of the offering an opinion that does not contain the assumptions contained in paragraphs 5, 6 and 8. Invitation Homes has attached as Annex A to this letter a revised form of opinion of Venable LLP marked against the form of opinion previously provided.

*                *                 *                *                *

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

  Kim McManus

  Paul Cline

  Robert F. Telewicz, Jr.

Invitation Homes Inc.

  John B. Bartling Jr.

  Ernest M. Freedman

  Mark A. Solls

Goodwin Procter LLP

  Gilbert G. Menna

  Scott C. Chase

Annex A

DRAFT

[LETTERHEAD OF VENABLE LLP]

[    ], ~~2016~~2017

Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, TX 75201

Re:	Registration Statement on Form S-11
File No. 333-[ ]

Ladies and Gentlemen:

We have served as counsel to Invitation Homes Inc. (the “Company”) in connection with certain matters of Maryland and Delaware law relating to the registration by the Company of the offering and sale by the Company of up to [ ] shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”), in the underwritten initial public offering of the Common Stock pursuant to the above referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, in the form in which it was filed with the Commission under the Securities Act;

2. The certificate of incorporation of the Company, as in effect ~~as of the date hereof (the “Certificate of Incorporation”)~~prior to the conversion of the Company into a Maryland corporation, certified by the Secretary of State of the State of Delaware ~~(the “Secretary of State”)~~;

3. The ~~form of the Articles of Incorporation (the “Articles of Incorporation”) and Articles of Conversion (the “Articles of Conversion” and, together with the Articles of Incorporation,~~charter of the Corporation (the “Charter”) ~~of the Company, each to be filed with~~, certified by the State Department of Assessments and Taxation of Maryland ~~(the “SDAT”) before the issuance of the Shares, certified as of the date hereof by an officer of the Company~~;

~~4. The form of the Certificate of Conversion (the “Certificate of Conversion”), to be filed with the Secretary of State before the issuance of the Shares, certified as of the date hereof by an officer of the Company;~~

Invitation Homes Inc.

[    ], ~~2016~~2017

~~5~~4. The Bylaws of the Company ~~(the “Current Bylaws”)~~, as in effect prior to the conversion of the Company into a Maryland corporation, certified as of the date hereof by an officer of the Company;

~~6~~5 . The ~~form of Amended and Restated~~ Bylaws of the Company, ~~to be in effect upon the issuance of the Shares,~~ certified as of the date hereof by an officer of the Company;

~~7~~6 . Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof, relating to the registration, sale and issuance of the Shares (the “~~Board~~ Resolutions”), certified as of the date hereof by an officer of the Company;

~~8~~7 . A certificate executed by an officer of the Company, dated as of the date hereof; and

~~9~~8 . Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth in this letter, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and each such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Invitation Homes Inc.

[    ], ~~2016~~2017

~~5. The conversion of the Company from a Delaware corporation to a Maryland corporation pursuant to the Charter and the Certificate of Conversion will have been approved by the stockholders of the Company as required under the Delaware General Corporation Law, the Certificate of Incorporation and the Current Bylaws.~~

~~6. The Charter will have been filed with, and accepted for record by, the SDAT and the Articles of Conversion will have become effective under the Maryland General Corporation Law, and the Certificate of Conversion will have been filed for record with the Secretary of State and will have become effective under the Delaware General Corporation Law, before the issuance of any Shares.~~

~~7~~5 . The Shares will not be issued or transferred in violation of the restrictions or limitations contained in Article VII of the ~~Articles of Incorporation~~Charter.

~~8. The Board or a duly authorized committee thereof will have taken all necessary corporate action to fix the sale price of the Shares (the “Pricing Resolutions”).~~

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the issuance of the Shares has been duly authorized and, when and if issued and delivered by the Company in accordance with the ~~Board Resolutions, the Pricing~~ Resolutions and the Registration Statement and against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,